UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. **)*

ENTERPRISE PRODUCTS PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

293792-10-7

(CUSIP Number)

Richard H. Bachmann

1100 Louisiana Street, 10th Floor

Houston, Texas 77002

(713) 381-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 340,462,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 340,462,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,462,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,865,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,865,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,865,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 287,366,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 287,366,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,366,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH[1]	7	SOLE VOTING POWER 2,996,110
	8	SHARED VOTING POWER 7,115,326
	9	SOLE DISPOSITIVE POWER 2,996,110
	10	SHARED DISPOSITIVE POWER 7,115,326
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,111,436
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO – estate

[1]

Numbers reported on this page exclude all Common Units beneficially owned by the Dan Duncan LLC Voting Trust and the EPCO, Inc. Voting Trust. The Estate of Dan L. Duncan, Deceased (the “Estate”), disclaims beneficial ownership of such Common Units. Additionally, Dr. Ralph S. Cunningham and Richard H. Bachmann, each independent co-executors of the Estate, disclaim beneficial ownership of all interests held by the Estate.

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 263,762,115
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 263,762,115
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,762,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 271,601,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 271,601,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,601,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO/Fantome, LLC (predecessor-by-merger to Enterprise Products Company) 74-1675622
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO - limited liability company

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Investments, LLC 27-4465702
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,241,517
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,241,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,241,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO - limited liability company

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 287,366,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 287,366,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,366,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH[2]	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,865,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,865,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,865,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO - limited liability company

[2]

Numbers reported on this page include 20,881 Common Units previously held directly by Enterprise Products Holdings LLC (formerly EPE Holdings, LLC), a Delaware limited liability company (“EPD GP”). On April 23, 2012, such units were distributed by EPD GP to Dan Duncan LLC, EPD GP’s sole member.

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Holdings, LLC 20-2133514
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,844,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,844,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,844,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO - limited liability company

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI GP Holdings L.P. 20-2133626
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,844,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,844,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,844,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DD Securities LLC 26-1585743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,115,326
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,115,326
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,115,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO - limited liability company

Item 1. Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units”) representing limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership (the “Issuer” or “EPD”), whose principal offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

This Schedule 13D represents (i) Amendment No. 17 to the Schedule 13D originally filed by certain reporting persons with the Commission on August 14, 2003, as amended by Amendment No. 1 thereto, filed on September 15, 2003, Amendment No. 2 thereto, filed on December 19, 2003, Amendment No. 3 thereto, filed on June 2, 2004, Amendment No. 4 thereto, filed on August 20, 2004, Amendment No. 5 thereto, filed on April 13, 2005, Amendment No. 6 thereto, filed on February 15, 2007, Amendment No. 7 thereto, filed on February 29, 2008, Amendment No. 8 thereto, filed on April 29, 2009, Amendment No. 9 thereto, filed on June 30, 2009, Amendment No. 10 thereto, filed on September 10, 2009, Amendment No. 11 thereto, filed on November 5, 2009, Amendment No. 12 thereto, filed on May 19, 2010, Amendment No. 13 thereto, filed on September 15, 2010, Amendment No. 14 thereto, filed on December 2, 2010, Amendment No. 15 thereto, filed on January 18, 2011, and Amendment No. 16 thereto, filed on September 15, 2011 (the “Original Schedule 13D”) and (ii) Amendment No. 6 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed on May 19, 2010, Amendment No. 2 thereto, filed on September 15, 2010, Amendment No. 3 thereto, filed on December 2, 2010, Amendment No. 4 thereto, filed on January 18, 2011, and Amendment No. 5 thereto, filed on September 15, 2011 (the “Duncan Trustee Schedule 13D”).

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed by:

(i)	Randa Duncan Williams, a citizen of the United States of America residing in Houston, Texas (“Ms. Williams”);

(ii)	the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”);

(iii)	the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”);

(iv)	the Estate of Dan L. Duncan, Deceased (the “Estate”), by the independent co-executors of the Estate (the “Executors”);

(v)	Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.), a Delaware corporation (“DFI”);

(vi)	EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”);

(vii)	EPCO/Fantome, LLC (predecessor-by-merger to Enterprise Products Company), a Delaware limited liability company (“EPCO/Fantome”);

(viii)	EPCO Investments, LLC, a Texas limited liability company (“EPCO Investments”);

(ix)	Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO”);

(x)	Dan Duncan LLC, a Texas limited liability company (“DD LLC”);

(xi)	DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”);

(xii)	DFI GP Holdings, L.P., a Delaware limited partnership (“DFI GP Holdings”); and

(xiii)	DD Securities LLC, a Texas limited liability company (“DD Securities,” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, the Estate, DFI, EPCO Holdings, EPCO/Fantome, EPCO Investments, EPCO, DD LLC, DFI Holdings, and DFI GP Holdings, the “Reporting Persons”).

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee Schedule 13D, as applicable.

Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman and a Director of EPCO and Chairman of the Board and a Director of EPD GP (the sole general partner of the Issuer). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of the Estate as the economic owner of the membership interests succeeding Dan L. Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Estate as the economic owner succeeding Dan L. Duncan. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The business address of the Estate and the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Dr. Cunningham is currently a Director of EPD GP. Dr. Cunningham is also a Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC. Dr. Cunningham is a U.S. citizen.

Mr. Bachmann is currently Chief Executive Officer, President and a Director of EPCO, and President, Chief Executive Officer and a Manager of DD LLC. Mr. Bachmann is also a Director of EPD GP. Mr. Bachmann is a U.S. citizen.

EPCO is an entity, a portion of whose capital stock is owned by the Estate through its ownership interest in the Class A Common Stock of EPCO. However, EPCO is controlled by the EPCO Trustees, who collectively hold a majority of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and its general partner. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Prior to its merger with and into Enterprise Products Company effective December 31, 2011, EPCO/Fantome was a wholly owned subsidiary of EPCO. On December 31, 2011, EPCO/Fantome merged with and into EPCO and ceased to exist.

EPCO Investments is a wholly owned subsidiary of EPCO. EPCO Investments has no independent operations and its principal function is to hold equity securities in the Issuer. EPCO Investments’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations and its principal function is to directly and indirectly hold EPCO Holdings’ equity interests in the Issuer and DFI GP Holdings. DFI’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPD GP. DD LLC also owns 100% of the membership interests in DFI Holdings, the sole general partner of DFI GP Holdings. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in (i) EPD GP, (ii) DFI Holdings, and (iii) other personal investments of Dan L. Duncan now owned economically by the Estate. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DFI Holdings owns a 1.0% general partner interest in DFI GP Holdings. DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD Securities is an entity currently owned of record by the Estate, its sole member. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan now owned by the Estate. DD Securities’ principal business and office address is 1100 Louisiana Street, Suite 5200, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings and DFI and the managers and executive officers of DD LLC, DD Securities and EPCO Investments (collectively, the “Listed Persons”). There are no directors, managers or executive officers for DFI Holdings, which is managed by its sole member, DD LLC.

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add each of the following paragraphs:

Class B Unit Conversion

As disclosed in Amendment No. 11 to the Original Schedule 13D filed on November 5, 2009, in October 2009, as partial consideration for the merger of TEPPCO Partners L.P. (“TEPPCO”) with a wholly owned subsidiary of the Issuer (the “TEPPCO Merger”), 3,645,509 units representing limited partner interests in TEPPCO were cancelled and converted into the right to receive 4,520,431 Class B units of the Issuer (“Class B Units”). The Class B Units, which were issued to DFI, were not entitled to regular quarterly cash distributions of the Issuer for sixteen quarters following the closing of the TEPPCO Merger.

On August 8, 2013, the date immediately following the payment date for the sixteenth quarterly distribution following the closing of the TEPPCO Merger, the 4,520,431 Class B Units held by DFI converted automatically into an equal number of Common Units of the Issuer.

DRIP Unit Purchases

In February 2013, DFI acquired an aggregate of 473,188 Common Units pursuant to the Enterprise Products Partners L.P. Distribution Reinvestment Plan (the “DRIP”) at approximately $52.83 per common unit. In May 2013, DFI acquired an aggregate of 435,029 Common Units pursuant to the DRIP at approximately $57.47 per common unit. In August 2013, DFI acquired an aggregate of 423,557 Common Units pursuant to the DRIP at approximately $59.02 per common unit. The source of the funds used for each of these purchases (collectively, the “DRIP Unit Purchases”) was the quarterly cash distributions paid by the Issuer in February 2013, May 2013 and August 2013, respectively, with respect to the Common Units held by DFI.

Item 4. Purpose of the Transaction.

Item 4 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the paragraphs below:

The information set forth under Item 3 is incorporated into this Item 4 by reference. The purpose of the DRIP Unit Purchases by DFI is to hold the purchased securities for investment purposes.

Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of 340,462,655 Common Units, representing approximately 36.9% of the outstanding Common Units, including Common Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO and DD LLC or as one of three independent co-executors of the Estate. Ms. Williams has shared voting and dispositive power over the 340,462,655 Common Units consisting of (i) the 40,865,087 Common Units beneficially owned by DD LLC, by virtue of her status as one of the DD LLC Trustees, (ii) the 287,366,567 Common Units beneficially owned by EPCO, by virtue of her status as one of the EPCO Trustees, (iii) 437,500 Common Units owned directly by a family trust for which Ms. Williams serves as a trustee, (iv) 1,512,500 Common Units owned directly by four family trusts for which Ms. Williams serves as a trustee but in which she has no pecuniary interest, (v) 163,000 Common Units owned directly by Alkek and Williams, Ltd., an affiliate of Ms. Williams, (vi) 4,545 Common Units owned by Ms. Williams’ spouse, (vii) 2,020 Common Units held jointly by Ms. Williams and her spouse, and (viii) 10,111,436 Common Units beneficially owned by the Estate, by virtue of her status as one of the independent co-executors of the Estate. Ms. Williams disclaims beneficial ownership of the Common Units beneficially owned by the EPCO Trustees, the DD LLC Trustees and the Estate except to the extent of her voting and dispositive interests in such Common Units.

As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 40,865,087 Common Units beneficially owned by DD LLC, representing approximately 4.4% of the outstanding Common Units. DD LLC directly owns 20,881 Common Units previously held directly by EPD GP, its wholly owned subsidiary and the general partner of the Issuer. On April 23, 2012, EPD GP distributed all 20,881 Common Units to DD LLC, its sole member, and no longer owns a limited partner interest in the Issuer. DD LLC is also the sole member of DFI Holdings, which is the sole general partner of DFI GP Holdings, which owns directly 40,844,206 Common Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote. As set forth herein, the DD LLC Trustees and DD LLC have shared voting and dispositive power over the Common Units held by DD LLC.

As set forth herein, the EPCO Trustees have shared voting and dispositive power over the 287,366,567 Common Units beneficially owned by EPCO, representing approximately 31.2% of the outstanding Common Units. The Common Units beneficially owned by EPCO include: (i) 523,306 Common Units owned directly by EPCO; (ii) 263,762,115 Common Units owned directly by DFI; (iii) 15,241,517 Common Units owned directly by EPCO Investments, LLC; and (iv) 7,839,629 Common Units owned directly by EPCO Holdings. Each of EPCO Holdings and EPCO Investments is a wholly owned subsidiary of EPCO. DFI is a wholly owned subsidiary of EPCO Holdings. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.

As set forth herein, the Estate and the Executors collectively have beneficial ownership over 10,111,436 Common Units beneficially owned by the Estate, representing approximately 1.1% of the outstanding Common Units. The Common Units beneficially owned and voting and dispositive power related to these Common Units consists of (i) sole voting and dispositive power over the 2,996,110 Common Units owned directly by the Estate and (ii) shared voting and dispositive power over the 7,115,326 Common Units owned directly by DD Securities.

DD LLC directly owns 20,881 Common Units previously held by EPD GP, its wholly owned subsidiary and the general partner of the Issuer. On April 23, 2012, EPD GP distributed all 20,881 Common Units to DD LLC, its sole member, and no longer owns a limited partner interest in the Issuer. DD LLC is also the sole member of DFI Holdings, which is the sole general partner of DFI GP Holdings, which owns directly 40,844,206 Common Units. DD LLC also owns a 4% limited partner interest in DFI GP Holdings.

DFI holds directly 263,762,115 Common Units, including 4,520,431 Common Units issued on August 8, 2013 upon conversion of the Class B Units. As set forth herein, DFI (a wholly owned subsidiary of EPCO Holdings) has shared voting and dispositive power over the 263,762,115 Common Units held directly by it.

EPCO Holdings holds directly 7,839,629 Common Units. EPCO Holdings also has an indirect beneficial ownership interest in the 263,762,115 Common Units directly owned by DFI. As set forth herein, EPCO Holdings has shared voting and dispositive power over the 7,839,629 Common Units owned directly by it and the 263,762,115 Common Units directly owned by DFI (a wholly owned subsidiary of EPCO Holdings).

Prior to its merger with and into EPCO on December 31, 2011, EPCO/Fantome held no Common Units directly but had an indirect beneficial ownership interest in the Common Units and Class B Units beneficially owned by EPCO Holdings. Effective December 31, 2011, EPCO/Fantome merged with and into EPCO and ceased to exist.

EPCO Investments holds 15,241,517 Common Units directly. As set forth herein, EPCO Investments (a wholly owned subsidiary of EPCO) has shared voting and dispositive power over the 15,241,517 Common Units owned directly by it.

As set forth herein, EPCO directly owns 523,306 Common Units and has shared voting and dispositive power over the 271,601,744 Common Units beneficially owned by EPCO Holdings and the 15,241,517 Common Units owned directly by EPCO Investments, each a wholly owned subsidiary of EPCO.

DFI GP Holdings holds directly 40,844,206 Common Units. DD LLC controls DFI GP Holdings with its indirect 1.0% general partner interest owned by DFI Holdings. DFI and DD LLC hold 95.0% and 4.0% limited partner interests, respectively, in DFI GP Holdings. As set forth herein, the DD LLC Trustees, DD LLC, DFI Holdings and DFI GP Holdings have shared voting and dispositive power over the 40,844,206 Common Units held by DFI GP Holdings.

DD Securities holds directly 7,115,326 Common Units. As set forth herein, DD Securities, the Estate and Ms. Williams have shared voting and dispositive power over the 7,115,326 Common Units held by DD Securities.

The aforementioned ownership amounts of Common Units by the Reporting Persons are as of August 13, 2013, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 921,776,788 Common Units outstanding as of August 13, 2013 based on information provided by the Issuer.

(c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

(e) Effective December 31, 2011, EPCO/Fantome ceased to be a beneficial owner of more than 5% of the outstanding Common Units when it merged with and into EPCO and ceased to exist.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and supplemented by adding the following thereto:

EPCO Holdings Credit Agreement

On June 19, 2013, pursuant to that certain Pledge and Security Agreement dated as of November 15, 2011, between DFI, as pledgor, and Citicorp North America, Inc., as administrative agent, as secured party, as amended by the First Amendment to Pledge and Security Agreement dated as of November 28, 2012, and the Second Amendment to Pledge and Security Agreement dated as of June 19, 2013 (as so amended, the “DFI Pledge Agreement”), 40,000,000 Common Units owned by DFI were pledged as collateral in connection with that certain Credit Agreement with EPCO Holdings, as borrower, the lenders party thereto, Citicorp North America Inc., as administrative agent, and Citibank, N.A., as issuing bank, as amended by that certain First Amendment to Credit Agreement dated June 19, 2013 (as so amended, the “EPCO Holdings Credit Agreement”). The EPCO Holdings Credit Agreement replaced the Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndicate Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (the “Previous Credit Agreement”), which was terminated upon the execution of the EPCO Holdings Credit Agreement. The DFI Pledge Agreement replaced the pledge and security agreement that supported the Previous Credit Agreement.

EPCO Investments Margin Loan

On May 14, 2012, EPCO Investments entered into a margin loan agreement with Citibank N.A., which agreement was amended on June 26, 2013. EPCO Investments pledged 4,000,000 of the Common Units it owns as collateral under the loan.

The foregoing descriptions of the EPCO Holdings Credit Agreement and the DFI Pledge Agreement are qualified in their entirety by reference to the full text of the agreements, which are attached hereto as Exhibits 99.14 and 99.15, respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and restated in their entirety as follows:

99.1	Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of November 22, 2010 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Enterprise on November 23, 2010).

99.2	Support Agreement dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise GP Holdings L.P., DD Securities LLC, DFI GP Holdings, L.P., Duncan Family Interests Inc., Duncan Family 2000 Trust and Dan L. Duncan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on June 29, 2009).

99.3	Common Unit Purchase Agreement, dated September 3, 2009, between Enterprise Products Partners L.P. and EPCO Holdings, Inc (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on September 4, 2009).

99.4	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub B LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Enterprise on June 29, 2009).

99.5	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub A LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Enterprise on June 29, 2009).

99.6	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise ETE LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Enterprise on September 6, 2010).

99.7	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products GP, LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Enterprise on September 6, 2010).

99.8	Support Agreement, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., DD Securities LLC, DFI GP Holdings, L.P. EPCO Holdings, Inc. Duncan Family Interests, Inc. Dan Duncan LLC and DFI Delaware Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on September 6, 2010).

99.9	Distribution Waiver Agreement, dated as of November 22, 2010, by and among Enterprise Products Partners L.P., EPCO Holdings, Inc. and the EPD Unitholder named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on November 22, 2010).

99.10	Joint Filing Agreement among the Reporting Persons dated January 18, 2011 (incorporated by reference to Exhibit 99.17 to the Schedule 13D/A filed on January 18, 2011).

99.11	Agreement and Plan of Merger, dated as of April 28, 2011, by and among Enterprise Products Partners L.P., Enterprise Products Holdings LLC, EPD MergerCo LLC, Duncan Energy Partners L.P. and DEP Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Enterprise April 29, 2011).

99.12	Voting Agreement, dated as of April 28, 2011, by and among Duncan Energy Partners L.P. and Enterprise GTM Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise April 29, 2011).

99.13	Sixth Amended and Restated Administrative Services Agreement, dated as of September 7, 2011, by and among Enterprise Products Company, EPCO Holdings, Inc., Enterprise Products Holdings LLC, Enterprise Products Partners L.P., Enterprise Products OLPGP, Inc., Enterprise Products Operating LLC, the TEPPCO Parties named therein, Enterprise ETE LLC and the DEP Parties named therein (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Enterprise September 8, 2011).

99.14#	Credit Agreement dated as of November 15, 2011 among EPCO Holdings, Inc., as Borrower, the Lenders party thereto, Citicorp North America, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank, as amended by First Amendment to Credit Agreement, dated as of June 19, 2013.

99.15#	Pledge and Security Agreement dated as of November 15, 2011 between Duncan Family Interests, Inc., as Pledgor, and Citicorp North America, Inc., as Administrative Agent, as Secured Party, as amended by First Amendment to Pledge and Security Agreement dated as of November 28, 2012 and Second Amendment to Pledge and Security Agreement dated as of June 19, 2013.

#	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2013	RANDA DUNCAN WILLIAMS

	By:	(1)

Dated: August 16, 2013	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement The ESTATE of DAN L. DUNCAN, DECEASED

	By:	(1)(2)(3)

Dated: August 16, 2013	ENTERPRISE PRODUCTS COMPANY DAN DUNCAN LLC DFI HOLDINGS, LLC By: DAN DUNCAN LLC, its sole member DFI GP HOLDINGS, L.P. By: DFI HOLDINGS, LLC, its general partner By: DAN DUNCAN LLC, its sole member

	By:	(3)

(1)	/s/ Randa Duncan Williams

Randa Duncan Williams, individually and in the capacities set forth below, as applicable for the reporting persons noted above:

Trustee of the Dan Duncan LLC Voting Trust Agreement;

Trustee of the EPCO, Inc. Voting Trust Agreement; and

Independent Co-Executor of the Estate of Dan L. Duncan, Deceased.

(2)	/s/ Ralph S. Cunningham

Dr. Ralph S. Cunningham, in the capacities set forth below as applicable for the reporting persons noted above:

Trustee of the Dan Duncan LLC Voting Trust Agreement;

Trustee of the EPCO, Inc. Voting Trust Agreement; and

Independent Co-Executor of the Estate of Dan L. Duncan, Deceased.

(3)	/s/ Richard H. Bachmann

Richard H. Bachmann, in the capacities set forth below as applicable for the reporting persons noted above:

Trustee of the Dan Duncan LLC Voting Trust Agreement;

Trustee of the EPCO, Inc. Voting Trust Agreement;

Independent Co-Executor of the Estate of Dan L. Duncan, Deceased;

President and Chief Executive Officer of Enterprise Products Company and Dan Duncan LLC.

Enterprise Products Partners LP Schedule 13D Signature Page

Dated: August 16, 2013	DUNCAN FAMILY INTERESTS, INC.

	By:	/s/ Darryl E. Smith
Treasurer

Dated: August 16, 2013	EPCO HOLDINGS, INC EPCO INVESTMENTS, LLC DD SECURITIES LLC

	By:	/s/ W. Randall Fowler
Executive Vice President and Chief Financial Officer

Enterprise Products Partners LP Schedule 13D/A Signature Page

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

ENTERPRISE PRODUCTS COMPANY

Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, position with EPCO and present principal occupation or employment of each director and executive officer of EPCO. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director Chairman and Director of each of Enterprise Products Holdings LLC and EPCO Holdings, Inc.

Richard H. Bachmann

President, Chief Executive Officer and Director

President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Manager of Dan Duncan LLC and DD Securities LLC

Dr. Ralph S. Cunningham	Vice Chairman and Director Executive Vice President and Manager of each of Dan Duncan LLC and DD Securities LLC; Director of Enterprise Products Holdings LLC

W. Randall Fowler	Vice Chairman and Chief Financial Officer Executive Vice President and Chief Financial Officer of each of Enterprise Products Holdings LLC, EPCO Holdings, Inc., Dan Duncan LLC and DD Securities LLC

Appendix A - 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, position with EPCO Holdings and present principal occupation or employment of each director and executive officer of EPCO Holdings. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director Chairman and Director of each of Enterprise Products Company and Enterprise Products Holdings LLC

Richard H. Bachmann

President, Chief Executive Officer and Director

Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of Enterprise Products Company; President, Chief Executive Officer and Manager of each of Dan Duncan LLC and DD Securities LLC

Dr. Ralph S. Cunningham	Executive Vice President and Director Vice Chairman and Director of Enterprise Products Company; Director of Enterprise Products Holdings LLC

W. Randall Fowler

Executive Vice President and Chief Financial Officer

Executive Vice President and Chief Financial Officer of each of Enterprise Products Holdings LLC, Dan Duncan LLC and DD Securities LLC; Vice Chairman and Chief Financial Officer of Enterprise Products Company

Appendix A - 2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

DUNCAN FAMILY INTERESTS, INC.

Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, position with DFI and present principal occupation or employment of each director and executive officer of DFI. The current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Each such person is a citizen of the United States of America.

Name	Position with DFI, Other Present Principal Occupation

Andrew T. Panaccione	Director President of CSC Entity Services, LLC

Karen T. Severino	Secretary Director – Passive Investment Services of CSC Entity Services, LLC

Mary Stawikey	President and Director Vice President – Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director Vice President – Client Services of CSC Entity Services, LLC

Appendix A - 3

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, position with DD LLC and present principal occupation or employment of each manager and executive officer of DD LLC. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company, EPCO Holdings, Inc. and Enterprise Products Holdings LLC

Richard H. Bachmann

President, Chief Executive Officer and Manager

President, Chief Executive Officer and Director of each of Enterprise Products Company and EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Manager of DD Securities LLC

Dr. Ralph S. Cunningham	Executive Vice President and Manager Executive Vice President and Manager of DD Securities LLC; Director of Enterprise Products Holdings LLC; Vice Chairman and Director of Enterprise Products Company

W. Randall Fowler

Executive Vice President and Chief Financial Officer

Executive Vice President and Chief Financial Officer of each of Enterprise Products Holdings LLC, EPCO Holdings, Inc. and DD Securities LLC; Vice Chairman and Chief Financial Officer of Enterprise Products Company

Appendix A - 4

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DD SECURITIES LLC

Managers and Executive Officers of DD Securities LLC. Set forth below is the name, position with DD Securities LLC and present principal occupation or employment of each manager and executive officer of DD Securities LLC. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation

Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company, EPCO Holdings, Inc. and Enterprise Products Holdings LLC

Richard H. Bachmann

President, Chief Executive Officer and Manager

President, Chief Executive Officer and Director of each of Enterprise Products Company and EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Manager of Dan Duncan LLC

Dr. Ralph S. Cunningham	Executive Vice President and Manager Executive Vice President and Manager of Dan Duncan LLC; Director of Enterprise Products Holdings LLC; Vice Chairman and Director of Enterprise Products Company

W. Randall Fowler

Executive Vice President and Chief Financial Officer

Executive Vice President and Chief Financial Officer of each of Enterprise Products Holdings LLC, Dan Duncan LLC and EPCO Holdings, Inc.; Vice Chairman and Chief Financial Officer of Enterprise Products Company

Appendix A - 5

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

EPCO INVESTMENTS, LLC

Managers and Executive Officers of EPCO Investments, LLC (“EPCO Investments”). Set forth below is the name, position with EPCO Investments and present principal occupation or employment of each manager and executive officer of EPCO Investments. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO Investments; Other Present Principal Occupation

Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company, EPCO Holdings, Inc. and Enterprise Products Holdings LLC

Richard H. Bachmann

President, Chief Executive Officer and Manager

President, Chief Executive Officer and Director of each of Enterprise Products Company and EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Manager of Dan Duncan LLC

Dr. Ralph S. Cunningham	Executive Vice President and Manager Executive Vice President and Manager of Dan Duncan LLC; Director of Enterprise Products Holdings LLC; Vice Chairman and Director of Enterprise Products Company

W. Randall Fowler

Executive Vice President and Chief Financial Officer

Executive Vice President and Chief Financial Officer of each of Enterprise Products Holdings LLC, EPCO Holdings, Inc. and Dan Duncan LLC; Vice Chairman and Chief Financial Officer of Enterprise Products Company

Appendix A - 6

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DFI HOLDINGS, LLC

DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), has no separate officers and is managed by its sole member, Dan Duncan LLC. DFI Holdings is the general partner of DFI GP Holdings L.P. (“DFI GP Holdings”). DFI Holdings is a wholly owned subsidiary of DD LLC. DFI Holdings’ principal business purpose, as general partner of DFI GP Holdings, is to manage the business and operations of DFI GP Holdings. DFI Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A - 7